

02005554

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45056

SEC MAIL PROCESSING
RECEIVED
FEB 25 2002
WASH. D.C. 354 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Banorte Securities International, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue 21st Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edwin Garcia (212)484-5231
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
(Name — *if individual, state last, first, middle name*)

1177 Avenue of The Americas	New York,	New York	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edwin Garcia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banorte Securities Internationl, Ltd., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE of New York
County of Kings

Edwin Garcia
Signature

Finance/Administration
Title

Feb. 13, 2002
Notary Public

Notary ... York
... County
Commission Expires November 18, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

~~**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).~~

Banorte Securities International, Ltd. (formerly Afin Securities International, Ltd.)

Statement of Financial Condition
December 31, 2001



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Stockholder of
Banorte Securities International, Ltd.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Banorte Securities International, Ltd. (formerly Afin Securities International, Ltd.) at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 7, 2002


RECEIVED
FEB 2 5 2002

Banorte Securities International, Ltd.
Statement of Financial Condition
December 31, 2001

Assets		
Cash and cash equivalents	$	171,961
Securities owned, at market value ($4,902,127 held at clearing broker)		4,997,550
Due from clearing brokers		335,833
Accounts receivable		176,327
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $558,537)		55,304
Other assets		34,697
Total assets	$	5,771,672
Liabilities and Stockholder's Equity		
Accounts payable and accrued liabilities	$	706,536
Deferred rent		37,922
Total liabilities		744,458
Stockholder's equity		
Common stock (no par value, 200 shares authorized, 50 shares issued and outstanding)		500
Additional paid-in capital		8,675,474
Accumulated deficit		(3,648,760)
Total stockholder's equity		5,027,214
Total liabilities and stockholder's equity	$	5,771,672

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Significant Accounting Policies

Banorte Securities International, Ltd. (the "Company"), an indirect wholly owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V. ("Bolsa"), is a New York corporation which was organized in February 1992 and commenced operations in August 1993. The Company trades in Mexican and U.S. securities, primarily on the Mexican stock exchange and the over the counter markets. The Company is a registered broker-dealer and introducing futures broker.

On December 17, 2001, the Company changed its name from Afin Securities International, Ltd. to Banorte Securities International, Ltd.

All domestic securities transactions are cleared through clearing brokers on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. Due from clearing brokers consists primarily of cash balances held at the clearing brokers.

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Securities owned consisted of $4,151,387 of U.S. Treasury Securities, $432,355 of mutual funds, $95,423 of certificates of deposit maturing in greater than ninety days, $81,535 of foreign equities and American Depository Receipts, and $236,850 of foreign corporate bonds. The certificate of deposit is used as collateral for a letter of credit.

Furniture, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis over the estimated useful life of five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Purchase and sales of securities are recorded on a trade date basis.

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statement. Actual results could differ from those amounts.

At December 31, 2001, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

Under SFAS 140, securities which are held at a clearing broker can be sold or rehypothecated by the holder. At December 31, 2001, approximately $4,902,127 of the Company's securities are deposited with a clearing broker and are available for hypothecation.

2. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("the Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $4,372,244, which was $4,272,244 in excess

of its required net capital. The Company's aggregate indebtedness to net capital ratio was .17 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

The Company does not carry customer regulated commodity accounts, foreign futures accounts, or foreign options accounts. All customer transactions are cleared on a fully disclosed basis through a clearing broker. The Company's requirement under Regulation 1.17 is less than the amount described above.

3. Concentration of Credit Risk

A substantial portion of the Company's assets are held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill these obligations.

In the normal course of business, the Company's clearing brokers are exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing brokers may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing brokers for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2001, there were no such amounts owed to the clearing broker by these customers.

4. Commitments and Contingencies

The Company leases various office space under lease agreements. Future minimum annual rental commitments, at December 31, 2001 are:

2002	$ 278,616
2003	194,239
2004	24,454
	$ 497,309

The leases are subject to certain escalation clauses.

5. Income Taxes

At December 31, 2001, the Company has net operating loss carryforwards and capital loss carryforwards for tax reporting purposes of approximately $2,112,000 and $1,137,000, respectively. The net operating loss carryforwards and capital loss carryforwards begin to expire in 2010 and 2002, respectively.

6. Related-Party Transactions

Included in Other Assets is a receivable from Bolsa of $7,205 which represents reimbursements due to the Company for technical assistance.